[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 5, 2019

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® MLP & Infrastructure Total Return Fund
Registration Statement on Form N-2
(File Nos. 333-225523 and 811-22072)

Dear Ms. Dubey:

Thank you for your telephonic comments received on March 19, 2019 regarding Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by The Cushing® MLP & Infrastructure Total Return Fund (the “Fund”) on March 1, 2019 with the Securities and Exchange Commission (the “SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Post-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of Post-Effective Amendment No. 1 to the Registration Statement.

Prospectus Cover Page

Comment 1.	The Fund’s investment objective is “to obtain a high after-tax total return from a combination of capital appreciation and current income.” In response to a prior comment, the Fund indicated that the reference to “high after-tax” total return in the Fund’s investment objective was not intended to connote a particular investment strategy beyond that which is disclosed in the prospectus and statement of additional information, but was intended to convey that in seeking total return, the Fund takes into account the tax consequences of its status as a C corporation and seeks a high total return after giving effect to the Fund’s income tax expenses. In light of the Fund’s conversion to RIC status, how is the Fund’s strategy reflective of the objective of seeking higher after-tax total return. Please identify or add appropriate disclosure regarding this strategy.

Response	Although the Fund currently manages its portfolio in a manner intended to allow the Fund to qualify and elect to be treated as a regulated investment company (“RIC”) for U.S. federal income tax purposes, rather than as a “C” corporation, the Fund’s investment strategy of seeking to obtain a high after-tax total return for shareholders has not changed and we respectfully submit that no additional disclosure is necessary. Previously, when the Fund was taxed as a “C” corporation, distributions were taxed at the Fund’s corporate rate and the remainder were subject to tax that was paid by Fund shareholders. As a RIC, there will no longer be taxation at the Fund level. However, distributions will still be subject to tax at the individual shareholder level.

Securities and Exchange Commission

April 5, 2019

Comment 2.	For purposes of the Fund’s 80% policy, the Fund includes derivative securities that have economic characteristics of MLP securities. Add disclosure that the derivatives are valued for this purpose based on their market value and not their notional value.

Response	The Fund has added the requested disclosure to the body of the Prospectus.

Comment 2.	The Fund states that it “considers an MLP Investment to be an infrastructure MLP Investment if at least 50% of its assets, income, sales or profits are committed to or derived from the development, construction, management, ownership or operation of assets that are used for natural resources-based activities.” We note that this definition does not refer to infrastructure. Natural resources-based activities is not sufficient to define the Fund’s investments as infrastructure investments.

Response	The Fund has revised its disclosure to state that it “considers an MLP Investment to be an infrastructure MLP Investment if at least 50% of its assets, income, sales or profits are committed to or derived from the development, construction, management, ownership or operation of infrastructure assets that are used for natural resources-based activities.”

Comment 3.	The Fund may make investments in private companies. Does that include private funds, such as private equity funds, hedge funds or oil and gas funds?

Response	The Fund’s investment in securities of private companies relates to investment in non-public operating companies, and does not include private funds. Investing in private funds is not a principal strategy of the Fund.

Comment 4.	Under the heading “Distributions” the Fund states that “[f]or the fiscal year ended November 30, 2018, the Fund’s distributions were comprised of approximately 1% ordinary income and 99% return of capital.” Disclose what is a return of capital and the consequences of a return of capital distribution. Alternatively, disclose why the Fund does not expect to pay high levels of return of capital distributions in the future.

Response	The Fund has added the requested disclosure regarding return of capital distributions.

Prospectus Summary—The Fund’s Investments—Other Equity Securities

Comment 5.	Disclose the Fund’s market cap policy and corresponding risks.

Response	The Fund has added disclosure that the Fund may invest in securities of issuers of any market capitalization. The Fund notes that it discloses corresponding risk in a risk factor entitled “Small-Cap and Mid-Cap Company Risk.”

Securities and Exchange Commission

April 5, 2019

Prospectus Summary—The Fund’s Investments—Debt Securities

Comment 6.	Please disclose the Fund’s maturity policy with respect to debt investments.

Response	The Fund has added disclosure that the Fund may invest in debt securities of any maturity.

Prospectus Summary—Leverage

Comment 7.	Does the Fund have a current expectation to issue preferred shares in the next 12 months? If so, include corresponding expenses in the fee table. If not, affirmatively disclose that the Fund has no such current expectation.

Response	The Fund has no current expectation to issue preferred shares in the next 12 months and has added the requested disclosure under the heading “Description of Shares—Preferred Shares.”

Prospectus Summary—Distributions

Comment 8.	The Fund states that “[t]he Fund expects that distributions paid on the Common Shares will consist primarily of (i) investment company taxable income, which includes, among other things, ordinary income, net short-term capital gain and income from certain hedging and interest rate transactions, and (ii) net capital gain (which is the excess of net long-term capital gain over net short-term capital loss).” However, for the fiscal year ended November 30, 2018, 99% of the Fund’s distributions were return of capital. Explain why the Fund expects distributions to primarily consist of investment company taxable income and net capital gain in light of its history of paying return of capital distributions.

Response	The Fund has revised the disclosure to reflect the Fund’s history of paying return of capital distributions and expectations for future distributions.

Prospectus Summary—Special Risk Considerations—Below Investment Grade Securities Risk

Comment 9.	Include the phrase “junk bonds” in the heading of the risk factor.

Response	The Fund has revised the heading of the risk factor as requested.

Securities and Exchange Commission

April 5, 2019

Prospectus Summary—Special Risk Considerations—Additional Risks of Rights

Comment 10.	The statement that shareholders who do not exercise their Rights may, at the completion of such an offering, own a smaller proportional interest in the Fund than if they exercised their Rights and that a Rights Offering may dilute the NAV of shareholders who do not fully exercise their rights should be stated on the cover page of the Prospectus.

Response	The Fund confirms that such disclosure would be included on the cover page of a prospectus supplement relating to a Rights Offering. The Fund notes that a form of prospectus supplement relating to a Rights Offering is incorporated by reference as an exhibit to Post-Effective Amendment No. 1, having been filed as exhibit (z)(ii) to the Registration Statement on June 8, 2018. The form of prospectus supplement includes prominent disclosure on the cover page that:

“This offering will dilute the ownership interest and voting power of the Common Shares owned by shareholders who do not fully exercise their Rights. Shareholders who do not fully exercise their Rights should expect, upon completion of the offering, to own a smaller proportional interest in the Fund than before the offering. Further, if the net proceeds per share from the offering are at a discount to the Fund’s net asset value per share, this offering will reduce the Fund’s net asset value per share.”

Comment 11.	In the body of the Prospectus, disclose the four conditions that the Fund must comply with when conducting a Rights Offering.

Response	Under the heading “Description of Shares—Subscription Rights to Purchase Common Shares,” the Fund has added disclosure that the Fund may only conduct a Rights Offering to the extent that the Trustees make a good faith determination that the offering would result in a net benefit to existing shareholders. Additionally, under the heading “Description of Shares—Subscription Rights to Purchase Common Shares—Transferrable Rights Offering,” the Fund has added disclosure that the Fund may only conduct a transferable Rights Offering at a subscription price below net asset value if the following conditions are met:

•   the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

•   Fund management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•   the ratio of the offering does not exceed one new share for each three rights held.

Securities and Exchange Commission

April 5, 2019

Summary of Fund Expenses

Comment 12.	Confirm supplementally whether the Investment Adviser may recoup amounts waived. If so, add corresponding disclosure

Response	Amounts waived by the Investment Adviser are not subject to recoupment.

The Fund’s Investments—Investment Practices—Strategic Transactions

Comment 13.	Confirm that interest and dividend expenses associated with short sales by the Fund are reflected in the fee table.

Response	The Fund confirms that to the extent that the Fund incurs interest and dividend expenses associated with short sales, such expenses will be reflected in the fee table.

The Fund’s Investments—Investment Practices—Other Investment Companies

Comment 14.	Consider whether a line item for Acquired Fund Fees and Expenses is required in the fee table.

Response	The Fund confirms that for the fiscal year ended November 30, 2018, Acquired Fund Fees and Expenses, if any, did not exceed 0.01% (one basis point) of average net assets of the Fund and therefore no line item for Acquired Fund Fees and Expenses is required.

Dividend Reinvestment Plan

Comment 15.	Disclose how shareholders will be notified if the Plan is amended to impose a service charge.

Response	The Fund has added disclosure that shareholders will receive 60 days written notice if the Plan is amended to impose a service charge.

Description of Shares—Subscription Rights to Purchase Common Shares

Comment 16.	In the prospectus supplement related to a Rights Offering, include disclosure regarding dilution, including an example of the extent of dilution resulting from an issuance of shares at a subscription price below net asset value.

Response	The Fund confirms that such disclosure would be included in a prospectus supplement relating to a Rights Offering. The Fund notes that a form of prospectus supplement relating to a Rights Offering is incorporated by reference as an exhibit to Post-Effective Amendment No. 1, having been filed as exhibit (z)(ii) to the Registration Statement on June 8, 2018. It includes the following disclosure:

Investment Considerations and Dilution. Upon completion of the Offer, Common Shareholders who do not exercise their Rights fully will own a smaller proportional interest in the Fund than would be the case if the Offer had not been made. In addition, because the Subscription Price per Share is likely to be less than the Fund’s net asset value per common share, the Offer will likely result in a dilution of the Fund’s net asset value per common share for all Common Shareholders, irrespective

Securities and Exchange Commission

April 5, 2019

of whether they exercise all or any portion of their Rights. Although it is not possible to state precisely the amount of such a decrease in value, because it is not known at this time what the Subscription Price will be, what the net asset value per common share will be on the Expiration Date or what proportion of Shares will be subscribed for, the dilution could be substantial. For example, assuming that all Rights are exercised, that the Fund’s net asset value on the Expiration Date is $         per common share (the net asset value per common share on                     ), and that the Subscription Price is $         per Share, the Fund’s net asset value per common share on this date would be reduced by approximately $         per common share, after giving effect to the estimated Dealer Manager fee of $         and to other estimated offering expenses of $         , each payable by the Fund. Record Date Shareholders will experience a decrease in the net asset value per common share held by them, irrespective of whether they exercise all or any portion of their Rights. [The distribution of transferable Rights, which may themselves have value, will afford non-participating Common Shareholders the potential of receiving a cash payment upon the sale of the Rights, receipt of which may be viewed as partial compensation for the economic dilution of their interests, although there can be no assurance that a market for the Rights will develop.]

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Dilution Risk. As a result of this Offer, it is anticipated that even if you fully exercise your Rights, you should expect to incur immediate economic dilution and, if you do not exercise all of your Rights, you will incur voting dilution. Further, both the sales load and the expenses associated with the Offer paid by the Fund will immediately reduce the NAV of each Common Shareholder’s common shares. To the extent that the number of Common Shares outstanding after the Offer will have increased proportionately more than the increase in the size of the Fund’s net assets, you will, at the completion of the Offer, experience immediate dilution of net asset value. The percentage increase in common shares outstanding that will occur if all the Rights are exercised is %. In addition, if the Subscription Price for the Offer is less than the Fund’s net asset value per share as of the Expiration Date, you would experience additional immediate dilution of net asset value as a result of the Offer. If the Subscription Price is substantially less than the current net asset value per share at the expiration of the Offer, such dilution could be substantial. It is anticipated that the existing Common Shareholders will experience immediate dilution even if they fully exercise their Rights. In addition, whether or not you exercise your Rights, you will experience a dilution of net asset value of the common shares because you will indirectly bear the expenses of this Offer, which include, among other items, SEC registration fees, printing expenses and the fees assessed by service providers (including the cost of the Fund’s counsel and independent registered public accounting firm). This dilution of net asset value will disproportionately affect Common Shareholders who do not exercise their Rights. The Fund cannot state precisely the amount of any decrease because it is not know at this time how many common shares will be subscribed for or what the net asset value or market price of the Fund’s common shares will be on the Expiration Date or what the Subscription Price will be. For example, based on the Fund’s net asset value and market price on , the Subscription Price would be less than net asset value and there would be dilution. Assuming full exercise of the Rights being offered at the

Securities and Exchange Commission

April 5, 2019

Subscription Price and assuming that the Expiration Date were , it is estimated that the per share dilution resulting from the Offer, as of , would be $ . In addition to the economic dilution described above, if you do not exercise all of your Rights, you will incur voting dilution as a result of this Offer. This voting dilution will occur because you will own a smaller proportionate interest in the Fund after the Offer than you owned prior to the Offer. [The fact that the Rights are transferable may reduce the effects of dilution as a result of the Offer. Rights holders can transfer or sell their Rights. The cash received from the sale of Rights may be viewed as partial compensation for any possible dilution. There can be no assurances, however, that a market for the Rights will develop or that the Rights will have any value in that market.]

Statement of Additional Information—Cover Page

Comment 17.	The cover page of the Statement of Additional Information states that the Fund’s investment objective is “to seek high total return with an emphasis on current income.” Reconcile this with the description of the investment objective in the Prospectus.

Response	The Fund has revised the description of the investment objective to conform to the Prospectus.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy